                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       Award Software International, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                  054531 10 8
                                 (CUSIP Number)


          Theodor L. Lieven                        Dennis R. DeBroeck
       Vobis Microcomputer AG                        Fenwick & West
    Carlo-Schmidt-Stra(beta)e 12                   Two Palo Alto Square
          42146 Wuerselen                              Suite 700
             Germany                               Palo Alto, CA  94306
     (011)(49)(2405) 444-0                            (415) 494-0600

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 27, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 88.

                    The Exhibit Index is located at page 16.

                                  SCHEDULE 13D

---------------------------------              --------------------------------

CUSIP NO.         054531 108                                 PAGE 2 OF 88 PAGES
--------------------------------               --------------------------------

-------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
   1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       VOBIS MICROCOMPUTER AG

-------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
   2                                                                (b)  |_|

-------------------------------------------------------------------------------
   3   SEC USE ONLY

-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                |_|

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       FEDERAL REPUBLIC OF GERMANY
-------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
      NUMBER
        OF               913,596(1)
                   ------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER
   BENEFICIALLY
       OWNED
                   ------------------------------------------------------------
        BY           9   SOLE DISPOSITIVE POWER
       EACH
     REPORTING           913,596(1)
                   ------------------------------------------------------------
      PERSON         10  SHARED DISPOSITIVE POWER
       WITH

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       913,596(1)
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         |_|
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13.4%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO

-------------------------------------------------------------------------------


(1) In addition, Reporting Person has a catch-up right, described in Item 4 below, which can only be exercised to the extent Issuer issues certain additional equity securities.

ITEM 1.     SECURITY AND ISSUER

            This statement relates to the Common Stock, no par value ("Common Stock"), of Award Software International, Inc., a California corporation ("Issuer"). The principal executive offices of Issuer are located at 777 East Middlefield Road, Mountain View, California 94043.

ITEM 2.     IDENTITY AND BACKGROUND

            This statement is filed on behalf of Vobis Microcomputer AG, a stock company organized under the laws of Germany ("Vobis"). Vobis manufacturers, sells and services computers and computer equipment and creates and sells computer software products. The address of Vobis' principal business and principal office is Carlo-Schmidt-Stra(beta)e 12, 42146 Wuerselen, Germany.

            Metro AG, a stock company organized under the laws of Germany, owns 90.0% of the capital stock of Vobis. Metro AG's business involves the following:
(i) trading activities in connection with department stores and other retail companies; (ii) mail ordering; (iii) manufacturing of products that are subject of trading activities; (iv) activities on the catering and restaurant section;
(v) real estate business; (vi) financial services; (vii) agency fund and acquisition, administration and disposition of investments and shareholdings in national and international companies. The address of Metro AG's principal business and principal office is Lenard Tietz Stra(beta)e 1, 50676 Koeln, Germany. Metro AG is a publicly-held company whose shares are listed on various stock exchanges.

            Metro Vermoegensverwaltung GmbH & Co. KG, a company organized under the laws of Germany, owns 60.7% of the capital stock of Metro AG. Metro Vermoegensverwaltung GmbH & Co. KG's business involves the administration of assets, including the administration and management of associated companies. The address of Metro Vermoegensverwaltung GmbH & Co. KG's principal business and principal office is Schlueterstr. 3, 40235 Duesseldorf, Germany.

            The attached Schedule I is a list of the members of the management boards and the members of the supervisory boards of Vobis, Metro AG and Metro Vermoegensverwaltung GmbH & Co. KG (under the German legal system, members of the management board have positions that are analogous to executive officers, and members of the supervisory board have positions analogous to directors).

            During the last five years, neither Vobis nor, to the best of Vobis' knowledge, any person named in Schedule I has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            In January 1996, Metro AG loaned to Vobis $7,005,453.12 of its working capital, which loan bore interest at a monthly rate of 3.73%. In January 1996, Vobis used those loan proceeds to acquire 570,033 shares of Common Stock and a warrant exercisable for up to 272,394 shares of Common Stock (the "Warrant"). This loan has been repaid.

            In July 1996, Metro AG loaned to Vobis $411,690 of its working capital, which loan bore interest at a monthly rate of 3.52%. In July 1996, Vobis used those loan proceeds to exercise a certain catch-up right (described below in Item 4) to acquire 41,169 shares of Common Stock. This loan has been repaid.

            In November 1996, Metro AG loaned to Vobis $240,000 of its working capital, which loan bears interest at a monthly rate of 3.48%. In December 1996, Vobis used those loan proceeds to exercise the catch-up right to acquire 30,000 shares of Common Stock.

            No amount of these loans by Metro AG to Vobis in January 1996, July 1996 and November 1996 consisted of funds or other consideration borrowed or otherwise obtained from other sources specifically for the purpose of making such loans.

ITEM 4.     PURPOSE OF TRANSACTION

            Vobis made the investments described herein for the purpose of investment and to maintain the right, pursuant to certain contractual rights described below, to designate one person to be elected to Issuer's Board of Directors. The transactions pursuant to which Vobis made such investments are summarized below.

1.    TRANSACTIONS IN JANUARY 1996.

      SECURITIES PURCHASE AGREEMENT.

            Pursuant to a Securities Purchase Agreement entered into as of January 12, 1996, Vobis purchased from Issuer 570,033 shares of Common Stock for $7,000,005.24 ($12.28 per share) and the Warrant for $5,447.88 ($0.02 per share of Common Stock purchasable thereunder). The Warrant is exercisable for up to 272,394 shares of Common Stock at $12.28 per share up to and including the earlier of the closing of Issuer's initial public offering of Common Stock, of which the aggregate offering price and per share price to the public are at least $10,000,000 and $13.60, respectively (a "Qualified Public Offering"), pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), if certain warrants to purchase Common Stock held by other parties terminate at the closing of the Qualified Public Offering, or (ii) September 30, 2000. Issuer closed in October 1996 its initial public offering of Common Stock pursuant to a registration statement under the Securities Act (the "IPO"), which did not qualify as a Qualified Public Offering. The Warrant contains a net exercise provision.

      INVESTORS' RIGHTS AGREEMENT.

            In connection with entering into the Securities Purchase Agreement, Issuer, Vobis and certain other parties entered into an Investors' Rights Agreement as of January 12, 1996, which provides, among other things, the following rights.

            (a)   Registration Rights.

                  If Issuer proposes to register any of its securities under the Securities Act either for its own account or for the account of other security holders exercising registration rights, holders of shares entitled to registration rights under the Investors' Rights Agreement, which include Vobis, are entitled to notice of such registration and are entitled, subject to certain limitations, to include shares therein. Those holders may also require Issuer to file a registration statement under the

Securities Act with respect to their shares, subject to certain limitations. Further, those holders may require Issuer to register their shares on Form S-3 (or successor or similar form) when use of such form becomes available to Issuer. Issuer is required to bear all registration expenses in connection with all registrations, except that any Form S-3 (or successor or similar form) registration expenses incurred after the first two such registrations shall be borne by the selling shareholders on a pro rata basis in proportion to the number of shares sold by each. The selling shareholders in each registration are required to bear all selling expenses on a pro rata basis in proportion to the number of shares so registered. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration.

            (b)   Right of First Refusal.

                  Each of Vobis and certain other parties has the right of first refusal (the "Right of First Refusal"), subject to certain limitations, to purchase its pro rata share of all equity securities that Issuer may from time to time propose to sell.

            (c)   Catch-Up Right.

                  Vobis may elect in respect of each future issuance of Issuer's equity securities to purchase that number of shares as is necessary to maintain its ownership interest (in no event to exceed 17.5%) in Issuer existing immediately prior to such future issuance, subject to certain restrictions (the "Catch-Up Right"). The Catch-Up Right expires and terminates in accordance with its terms upon the earlier of (i) the date upon which Vobis owns less than 8% of Issuer's outstanding shares of Common Stock or (ii) completion of a Qualified Public Offering.

      VOTING AGREEMENT.

            In connection with entering into the Securities Purchase Agreement, Issuer, Vobis and certain shareholders of Issuer entered into a Voting Agreement as of January 12, 1996, pursuant to which Vobis and such shareholders agreed to vote their shares to maintain the number of directors on Issuer's Board of Directors at no less than five and to elect one person designated by Vobis to Issuer's Board of Directors. This agreement will terminate upon the earlier of
(i) January 12, 1999, (ii) a change of control of Issuer, (iii) the date upon which Vobis owns less than 8% of Issuer's outstanding shares of Common Stock or
(iv) completion of a Qualified Public Offering.

2.    TRANSACTION IN JULY 1996.

            In July 1996, Vobis exercised the Catch-Up Right, in respect of certain issuances by Issuer of options to purchase shares of Common Stock, to purchase 41,169 shares of Common Stock at $10.00 per share for a total purchase price of $411,690.

3.    TRANSACTION IN NOVEMBER/DECEMBER 1996.

            In November 1996, Vobis exercised the Catch-Up Right, in respect of the issuance by Issuer of shares of Common Stock in the IPO, to purchase on December 27, 1996 30,000 shares of Common Stock at $8.00 per share for a total purchase price of $240,000.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date of this statement, Vobis beneficially owns a total of 913,596 shares of Common Stock, consisting of 641,202 shares of Common Stock and the Warrant to purchase 272,394 shares of Common Stock. Vobis also has the Catch-Up Right, which, as described above in Item 4, is exercisable to the extent Issuer issues certain additional equity securities.

            Excluding the Catch-Up Right (which can only be exercised to the extent Issuer issues certain additional equity securities), the 913,596 shares of Common Stock beneficially owned by Vobis on the date of this statement represent a beneficial ownership of approximately 13.4% of Issuer's outstanding shares of Common Stock based upon Issuer's representations to Vobis that 6,507,754 shares of Common Stock were outstanding on November 21, 1996.

      (b) Vobis has sole power to vote and to direct the vote of, and sole power to dispose or to direct the deposition of, all 913,596 shares of Common Stock which it beneficially owns on the date of this statement.

      (c) Except as set forth herein, Vobis has not effected any transaction in Common Stock during the past 60 days, and, to the best of its knowledge, no person named in Schedule I has effected any transactions in Common Stock during the past 60 days.

      (d) No other person is known to Vobis to have the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of any shares of Common Stock beneficially owned by Vobis on the date of this statement.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Except as set forth in Items 1-5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Vobis and any of the persons named in Item 2, or between Vobis and any other person, with respect to any of the securities of Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The following documents are filed as an exhibit hereto:

             Exhibit A:     Securities Purchase Agreement, dated as of January
                            12, 1996, between Vobis and Issuer

             Exhibit B:     Investors' Rights Agreement, dated as of January 12,
                            1996, between Vobis, Issuer and certain other parties

             Exhibit C:     Voting Agreement, dated as of January 12, 1996,
                            between Vobis, Issuer and certain other parties

             Exhibit D:     Warrant, dated as of January 12, 1996, issued by
                            Issuer to Vobis

                                   SCHEDULE I

                             VOBIS MICROCOMPUTER AG

MANAGEMENT BOARD


                                              PRESENT PRINCIPAL
     TITLE            NAME AND ADDRESS            OCCUPATION      CITIZENSHIP
     -----            ----------------            ----------      -----------
Chairman        Theodor Lieven                Chairman of         German
                Carlo-Schmidt-Stra(beta)e     Management Board
                12, 54146 Wuerselen, Germany  and Chief Executive
                                              Officer of Vobis
                                              Microcomputer AG

Vice Chairman   Dr. Gert Huegler              Vice Chairman of    German
                Hohenstaufenallee 41          Management Board
                52072 Wuerselen, Germany      and Sales Director
                                              of Vobis
                                              Microcomputer AG

Member          Willy Weck                    Member of           German
                Roermondestr. 411             Management Board
                527072 Aachen, Germany        and Chief Financial
                                              Officer of Vobis
                                              Microcomputer AG

                             VOBIS MICROCOMPUTER AG

SUPERVISORY BOARD


                                              PRESENT PRINCIPAL
     TITLE            NAME AND ADDRESS            OCCUPATION      CITIZENSHIP
     -----            ----------------            ----------      -----------
Chairman        Wolfgang Urban                Chairman of         German
                Leonard-Titz-Str. 1           Supervisory Board
                50676 Koeln, Germany          of Vobis AG;
                                              Member of
                                              Management Board of
                                              Metro AG

Member          Rainer Fraling                Member of           German
                AM Kupferofen 35              Supervisory Board
                52066 Aachen, Germany         of Vobis AG

Member          Klaus Dannenfeld              Head of the         German
                Hechelscheid 13               internal audit
                52152 Simmerath, Germany      department of Vobis
                                              AG;
                                              Member of
                                              Supervisory Board
                                              of Vobis AG

Member          Spyridon Goelden              Works council at    German
                Harscampstr. 58               Vobis AG;
                52062 Aachen, Germany         Member of
                                              Supervisory Board
                                              of Vobis AG

Member          Gerhard Schulmeyer            Chairman of         German
                Otto-Hahn-Ring 6              Management Board of
                81739 Muenchen, Germany       Siemens Nixdorf
                                              Informationssysteme
                                              AG;
                                              Member of
                                              Supervisory Board
                                              of Vobis AG

Member          Erwin Conradi                 Chairman of         German
                Schlueterstr. 3               Supervisory Board
                40235 Duesseldorf, Germany    of Metro AG;
                                              Member of
                                              Supervisory Board
                                              of Vobis AG

                                    METRO AG

MANAGEMENT BOARD

                                              PRESENT PRINCIPAL
     TITLE            NAME AND ADDRESS            OCCUPATION      CITIZENSHIP
     -----            ----------------            ----------      -----------
Chairman        Wolfgang Urban                Chairman of         German
                Leonard-Titz-Str. 1           Management Board of
                50676 Koeln, Germany          Metro AG

Chairman        Klaus Wiegandt                Chairman of         German
                Leonard-Titz-Str. 1           Management Board of
                50676 Koeln, Germany          Metro AG

Member          Dr. Hans-Joachim Koerber      Member of           German
                Leonard-Titz-Str. 1           Management Board of
                50676 Koeln, Germany          Metro AG

Member          Dr. Wolf-Dietrich Loose       Member of           German
                Leonard-Titz-Str. 1           Management Board of
                50676 Koeln, Germany          Metro AG

Member          Joachim Suhr                  Member of           German
                Leonard-Titz-Str. 1           Management Board of
                50676 Koeln, Germany          Metro AG

Member          Siegfried Kaske               Member of           German
                Leonard-Titz-Str. 1           Management Board of
                50676 Koeln, Germany          Metro AG

                                    METRO AG

SUPERVISORY BOARD


                                              PRESENT PRINCIPAL
     TITLE            NAME AND ADDRESS            OCCUPATION          CITIZENSHIP
     -----            ----------------            ----------          -----------
Chairman        Erwin Conradi                 President of            German
                Schluterstr. 3                Metro Holding AG;
                40235 Duesseldorf, Germany    Chairman of
                                              Management Board
                                              of Metro
                                              Vermoegens-verwaltung
                                              GmbH & Co. KG;
                                              Chairman of
                                              Supervisory Board
                                              of Metro AG;
                                              Member of
                                              Supervisory Board
                                              of Vobis AG

Vice-Chairman   Hans Dieter Cleven            Vice President of       German
                Neihofstr. 4                  Metro Holding AG;
                CH 6340 Baar/Zug, Germany     Member of
                                              Management Board of
                                              Metro
                                              Vermoegens-verwaltung
                                              GmbH & Co. KG;
                                              Member of
                                              Supervisory Board
                                              of Metro AG

Member          Prof. Erich Greipl            Member of               German
                Schluterstr. 3                Supervisory Board
                40235 Duesseldorf, Germany    of Metro AG;
                                              Member of
                                              Management Board of
                                              Metro
                                              Vermoegensver-waltung
                                              GmbH & Co. KG

Member          Dr. Hermann Kraemer           Member of               German
                Benningplatz. 1               Management Board of
                40474 Duesseldorf, Germany    Veba AG;
                                              Member of
                                              Supervisory Board
                                              of Metro AG

Member          Dr. Klaus Liesen              Chairman of             German
                Huttropstr. 60                Supervisory Board
                46138 Essen, Germany          of Rhurgas AG;
                                              Member of
                                              Supervisory Board
                                              of Metro AG

Member          Prof. Dr. Helmut Schlesinger  Member of               German
                Wilhelm-Epatein Str. 14       Supervisory Board
                60431 Frankfurt/Main,         of Metro AG
                Germany

Member          Dr. Manfred Schneider         Chairman of             German
                51368 Leverkusen,             Management Board of
                Germany                       Bayer AG;
                                              Member of
                                              Supervisory Board
                                              of Metro AG

Member          Hans-Peter Schreib            Member of the           German
                Humboldt-Stra(beta)e 9        German Association
                40237 Duesseldorf, Germany    of Security
                                              Holdings;
                                              Member of
                                              Supervisory Board
                                              of Metro AG

Member          Dr. H. Schulte-Noelle         Chairman of             German
                Koeniginstr. 28               Management Board of
                80802 Muenchen, Germany       Allianz AG;
                                              Member of
                                              Supervisory Board
                                              of Metro AG

Member          Dr. Joachim Theye             Lawyer;                 German
                Marktstr. 3                   Member of
                28195 Bremen, Germany         Supervisory Board
                                              of Metro AG

Employees'      Klaus Bruns                   Employee of Kaufhof     German
Representative  Postfach 100840               Warenhaus;
                46008 Oberhausen, Germany     Employee
                                              Representative in
                                              Supervisory Board
                                              of Metro AG

Employees'      Holger Grape                  Employee of             German
Representative  Karl-Muck-Platz1              Deutsche
                20355 Hamburg, Germany        Angestellten
                                              Gewerkschaft;
                                              Employee
                                              Representative in
                                              Supervisory Board
                                              of Metro AG

Employees'      Hubert Hasselhoff             Employee of             German
Representative  Am Teinkamp 7                 DSBK-Handels AG;
                31157 Sarstedt, Germany       Employee
                                              Representative in
                                              Supervisory Board
                                              of Metro AG

Employees'      Hanns-Juergen Hengst          Employee of Kaufhof     German
Representative  Hohe Stra(beta)e 41-53        Warenhaus AG;
                50662 Koeln, Germany          Employee
                                              Representative in
                                              Supervisory Board
                                              of Metro AG

Employees'      Gerhard Herbst                Employee of             German
Representative  Wilhelm Lauscher Str. 69-77   Gewerkschaft
                60329 Frankfurt/Main,         Nahrung-Genu(beta)
                Germany                       -Gaststatten;
                                              Representative in
                                              Supervisory Board
                                              of Metro AG

Employees'      Hermann Hesse                 Employee of Kaufhof     German
Representative  Koenigsalle 1                 Warenhaus AG;
                40212 Duesseldorf, Germany    Employee
                                              Representative in
                                              Supervisory Board
                                              of Metro AG

Employees'      Ingeborg Janz                 Employee of Real        German
Representative  Gutenbergstr. 2               Warenhaus GmbH;
                38640 Gosler, Germany         Employee
                                              Representative in
                                              Supervisory Board
                                              of Metro AG


Employees'      Dr. Karheinz Marth            Employee of             German
Representative  Kanzlerstr. 8                 Gewerkschaft HBV;
                40472 Duesseldorf, Germany    Employee
                                              Representative in
                                              Supervisory Board
                                              of Metro AG

Employees'      Gustav-Adolf Munkert          Employee of Kaufhof     German
Representative  Leonard-Tietz-Str. 1          Warenhaus AG;
                50676 Koeln, Germany          Employee
                                              Representative in
                                              Supervisory Board
                                              of Metro AG

Employees'      Peter Sauberling              Employee of             German
Representative  Am Tannenwald 2               Praktiker Bau-und
                66459 Kiel, Germany           Heimwerke AG;
                                              Employee
                                              Representative in
                                              Supervisory Board
                                              of Metro AG

                   METRO VERMOEGENSVERWALTUNG GMBH & CO. KG

MANAGEMENT BOARD


                                              PRESENT PRINCIPAL
     TITLE            NAME AND ADDRESS            OCCUPATION          CITIZENSHIP
     -----            ----------------            ----------          -----------
Chairman        Erwin Conradi                 President of            German
                Schluterstr. 3                Metro Holding AG;
                40235 Duesseldorf, Germany    Chairman of
                                              Management Board
                                              of Metro
                                              Vermoegens-verwaltung
                                              GmbH & Co. KG;
                                              Chairman of
                                              Supervisory Board
                                              of Metro AG;
                                              Member of
                                              Supervisory Board
                                              of Vobis AG

Member          Hans Dieter Cleven            Vice President of       German
                Neihofstr. 4                  Metro Holding AG;
                CH 6340 Baar/Zug, Germany     Member of
                                              Management Board of
                                              Metro
                                              Vermoegens-verwaltung
                                              GmbH & Co. KG;
                                              Member of
                                              Supervisory Board
                                              of Metro AG

Member          Prof. Erich Greipl            Member of               German
                Schluterstr. 3                Management Board of
                40235 Duesseldorf, Germany    Metro
                                              Vermoegens-verwaltung
                                              GmbH & Co. KG;
                                              Member of
                                              Supervisory Board
                                              of Metro AG

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 1996


Vobis Microcomputer AG


By:        /s/ Willy Weck
   -----------------------------------------
    Willy Weck, Chief Financial Officer and
    Member of Management Board


By:      /s/ Dr. Gert Huegler
   -----------------------------------------
    Dr. Gert Huegler, Sales Director and
    Member of Management Board

















                        [SIGNATURE PAGE TO SCHEDULE 13D]

                                  EXHIBIT INDEX




  Exhibit        Document Description
  -------        --------------------
   4.1         Securities Purchase Agreement, dated as
               of January 12, 1996, between Vobis and
               Issuer.

   4.2         Voting Agreement, dated as of January
               12, 1996, between Vobis, Issuer and
               certain other parties.

   4.3         Investors' Rights Agreement, dated as
               of January 12, 1996, between Vobis,
               Issuer and certain other parties.

   4.4         Warrant, dated as of January 12, 1996,
               issued by Issuer to Vobis.